

Mail Stop 3720

August 3, 2010

<u>**Via U.S. Mail and Fax**</u>

James J. Bottiglieri
Chief Financial Officer
Compass Diversified Holdings, Inc.
Sixty One Wilton Road
Second Floor
Westport, CT 06880

> **RE:** **Compass Diversified Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009 and**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed March 9, 2010 and May 10, 2010, respectively**
> **File No. 0-51937**

Dear Mr. Bottiglieri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 94

Supplemental Put Agreement

1. Clarify in your critical accounting policy disclosure if you make use of the same assumptions and methodology when estimating the fair value of the supplemental put as are used when estimating the fair value of your reporting units. If not, explain why and detail the differences and how they have impacted your estimation of the fair value of the supplemental put.

Goodwill and Intangible Assets

2. We note that goodwill represents approximately 35% of your total assets as of December 31, 2009. In light of the significance of your goodwill balance, you should provide robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

   - Percentage by which fair value exceeded carrying value as of the most recent step-one test
   - Amount of goodwill allocated to the unit
   - Description of the methodology used to determine fair value
   - Description of key assumptions used and how the key assumptions were determined
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

   Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

3. It appears the CGM management service fee should be allocated to your reporting units based upon the assets of these units when testing goodwill for impairment. Please revise your policy, if necessary, or advise us. Also if applicable, explain to us in quantified detail how an allocation of the management fee based upon total

reporting unit assets would have affected your identification and measurement of goodwill impairment in 2009.

4. Disclose how you treat the value of the Allocation interest in your calculations of the fair value of your reporting units and advise us.

Financial Statements

Note E – Operating Segment Data, page F-17
Note R – Related Party Transactions, page F-32

5. We note the CGM management service fee is calculated as a percentage of your total net assets. With a view towards expanded disclosure, explain to us why you have allocated most of this fee to Corporate, rather than your operating segments. In this regard, we note in Note E that most of your assets reside in your operating segments. You should also expand your segment footnote disclosure to describe your method of allocation.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James J. Bottiglieri
Compass Diversified Holdings, Inc.
August 3, 2010
Page 4

    You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding
comments on the financial statements and related matters. Please contact me, at (202)
551-3810, with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director